Exhibit 99.1

Wearable Devices Announces Full Year 2023 Financial
Results and Provides Corporate Update

- 2023 Achievements Position Wearable Devices for Growth in 2024 -

YOKNE’AM ILLIT, Israel, March 15, 2024 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI")-powered touchless sensing wearables, today announced its financial results for the year ended December 31, 2023.

Asher Dahan, Chief Executive Officer and Chairman of the Board of Wearable Devices, commented, “2023 was characterized by strategic capital allocation and the execution of our growth strategy as we successfully completed delivery of our first manufacturing batch of the Mudra Band for Apple Watch, and entered into several partnerships with companies and contractors at the forefront of their respective industries. Our net loss increased in pursuit of these milestones, mainly due to strategic investments primarily in sales and marketing and research and development as we continue to innovate and showcase our technology, as well as an enhanced focus on business development on the B2B side of our business.

“Partnerships represent a key part of our business, and we expect our B2B offerings to be a significant driver of revenue for us as we grow. At the beginning of 2024, we launched the B2B Mudra Developer Kit, or MDK, providing our B2B customers with enhanced capabilities and additional features that improve on our traditional Mudra Inspire B2B offering. The MDK allows OEMs to design new, customized gestures along with existing hand and wrist signals to create a user interface specifically tailored to their needs. Subsequent to the end of the year, we announced a collaboration agreement with Qualcomm, a Fortune 500 company, for the development of products using the Qualcomm Snapdragon Spaces XR Developer Platform, and we announced an agreement at the end of 2023 with a leading global defense company to design neural gesture technology for situations where silent activation is crucial. We anticipate interest in our B2B product to grow as the market for wearable devices and AI-based technology expands, with more and more customers recognizing the value that our products can add to their operations.

“Our B2C product, the Mudra Band, is an award-winning aftermarket band for the Apple Watch that allows for touchless control of multiple Apple products. We’re seeing considerable interest in the Mudra Band, and during 2023 we commenced shipment of our first manufacturing batch to preorder customers. We continue to receive orders for the product and have seen demonstrated interest at leading trade shows like CES and MWC, where this technology has been documented and recognized as a leading innovation in the tech field. We’re intently focused on increasing our production capacity to meet anticipated demand for the Mudra Band, and we look forward to the continued innovation of this product as our technology and capabilities improve.”

Mr. Dahan concluded, “We have a comprehensive strategy with innovative B2B and B2C offerings to maximize our presence in what we believe to be a market that is poised for tremendous growth. We are very encouraged by the progress that we made in 2023 and believe that Wearable Devices is positioned for a transformative year in 2024 as we continue to invest in our operations, bring innovative products to market, and showcase the breadth and depth of our technology.”

2023 and Recent Business Highlights

●	Signed collaboration agreement with Qualcomm to elevate XR experiences with Mudra neural technology

●	Showcased neural input technology at leading industry conferences, including CES 2024, MWC 2024, SPIE AR VR MR 2024, Tiny ML Summit 2023, and XR Fair Tokyo 2023

●	Opened new U.S.-based office in Silicon Valley to expand the Company’s presence and foster relationships in the tech and wearables markets

●	Released MDK for B2B customers allowing OEMs to create a user interface specifically tailored to their operational needs

●	Successfully delivered first manufacturing batch of the Mudra Band for Apple Watch

●	Filed patent application with the U.S. Patent and Trademark Office for touchless pinch-to-zoom technology for augmented and virtual reality

●	Expanded marketing and sales effort with the launch of new Mudra Band website

●	Completed first stage of deployment testing for a leading XR glasses OEM, satisfying criteria outlined in memorandum of understanding

●	Introduced revolutionary spatial depth control allowing for depth navigation that adds another dimension to user interaction

●	Received purchase order from a leading Japanese industrial automation company for the MDK

●	Joined Open XR and Kronos Group as a voting member to help influence and drive industry growth

Full Year 2023 Financial Highlights:

●	Research and Development Expenses: Research and development expenses increased 46% to $3.3 million in the full year of 2023 compared to the full year of 2022 as the Company continued to focus on creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software and hardware.

●	Sales and Marketing Expenses: Sales and marketing expenses increased 47% to $2.0 million in the full year of 2023 compared to the full year of 2022 related to the Company driving awareness of its technology and products across various channels including participation at multiple leading industry conferences.

●	Net Loss: Net loss increased to $(7.8 million), or $(0.48) per diluted share, for the year ended December 31, 2023, as compared to a net loss of $(6.5 million), or $(0.53) per diluted share, for the year ended December 31, 2022.

●	Cash Position: Cash and Deposits at December 31, 2023 were $4.9 million.

●	Inventory: Inventory significantly increased to $1.0 million the end of 2023, as part of the completion of the transition phase from R&D to production and to serve our planned B2C business growth in 2024.

For further details on the Company's financial results for the year ended December 31, 2023, please refer to the company's annual report on Form 20-F which is being filed with the SEC today.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbol “WLDS” and “WLDSW”, respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the benefits, capabilities and advantages of our Mudra Band, growing interest in our B2B product and expansion of the market for wearable devices and AI-based technology, increasing our production capacity to meet anticipated demand for the Mudra Band, maximizing our presence in the market, continuing to invest in our operations, bringing innovative products to market, and showcasing the breadth and depth of our technology. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2022, filed on March 22, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:

Walter Frank
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2023	2022
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	810	10,373
Short term bank deposits	4,045	-
Governmental grant receivable	108	54
Other receivables and prepaid expenses	757	543
Inventories	1,032	6
TOTAL CURRENT ASSETS	6,752	10,976

NON-CURRENT ASSETS:
Long-term bank deposits	54	-
Right-of-use assets	592	180
Property and equipment, net	194	68
TOTAL NON-CURRENT ASSETS	840	248
TOTAL ASSETS	7,592	11,224

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	410	156
Advance payments	312	353
Deferred revenues	-	12
Accrued payroll and other employment related accruals	579	416
Accrued expenses	190	145
Lease liabilities	297	68
TOTAL CURRENT LIABILITIES	1,788	1,150
Lease liabilities	278	94
TOTAL LIABILITIES	2,066	1,244

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value: Authorized 50,000,000 as of December 31, 2023 and December 31, 2022; Issued and outstanding 20,387,428 shares as of December 31, 2023 and 15,049,720 shares as of December 31, 2022.	57	43
Additional paid-in capital	26,692	23,346
Accumulated losses	(21,223)	(13,409)
TOTAL SHAREHOLDERS’ EQUITY	5,526	9,980
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,592	11,224

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands (except per share amounts)

Revenues	82	45	142
Expenses:
Cost of revenues	(62)	(10)	(10)
Research and development, net	(3,316)	(2,271)	(1,411)
Sales and marketing expenses, net	(2,008)	(1,370)	(665)
General and administrative expenses	(2,882)	(1,948)	(628)
Initial public offering expenses	-	(904)	(97)
OPERATING LOSS	(8,186)	(6,458)	(2,669)
FINANCING INCOME (EXPENSES), net	372	(38)	55
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(7,814)	(6,496)	(2,614)

Net loss per ordinary shares, basic and diluted	(0.48)	(0.53)	(0.27)
Weighted average number of ordinary shares outstanding basic and diluted	16,201,238	12,277,224	9,709,590

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,814)	(6,496)	(2,614)
Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation	68	23	11
Accrued interest on convertible securities	-	-	20
Accrued interest on deposits	(45)	-	-
Share based compensation expenses	241	790	299
Unrealized gain from foreign currency derivative activities	(68)	-	-

Changes in operating assets and liabilities items:
Decrease (increase) in accounts receivable	-	8	(8)
Decrease (increase) in inventories	(1,026)	5	9
Decrease (increase) in governmental grants receivables	(54)	8	(11)
Increase in other receivables and prepaid expenses	(136)	(496)	(30)
Increase (decrease) in advance payments	(41)	79	63
Increase (decrease) in deferred revenues	(12)	(12)	9
Increase in accounts payables	254	84	40
Increase in accrued payroll and other employment related accruals	163	194	119
decrease in advance payments on governmental grant	-	-	(42)
Increase in accrued expenses	36	99	32

Net cash used in operating activities	(8,434)	(5,714)	(2,103)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(194)	(48)	(36)
Investment in deposits, net	(4,054)	-	-
Prepayments of leasing	-	(18)	-
Net cash used in investing activities	(4,248)	(66)	(36)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares issued in the public offering, net of issuance cost	1,670	-	-
Proceeds from issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses	-	14,319	-
Proceeds from issuance of ordinary shares and warrants, net of issuance cost	-	-	2,925
Proceeds from issuance of SAFEs	-	500	-
Refund to SAFE investors	-	(100)	-
Proceeds from credit line	-	800	-
Repayment of credit line	-	(800)	-
Proceeds from issuance of ordinary shares as a result of exercise of warrants	1,449	160	-
Exercise of options	-	-	1
Payment on behalf of issued shares	-	-	12
Net cash provided by financing activities	3,119	14,879	2,938

Net increase (decrease) in cash and cash equivalents	(9,563)	9,099	799
Cash and Cash Equivalents at the beginning of year	10,373	1,274	475
Cash and cash equivalents at the end of year	810	10,373	1,274
Supplemental Disclosure:
Interest on credit line	-	40	-
Interest received from deposits	(305)	-	-
Conversion of SAFEs to equity	-	400	-
Right-of-use asset recognized against lease liability	644	229	-